UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 9, 2023

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Renalytix Announces Results of General Meeting

On June 8, 2023, Renalytix plc (the “Company”) held a General Meeting (the “General Meeting”). The following ordinary resolution (requiring a simple majority) was duly proposed and approved on a poll:

1. That, in substitution for any existing such authorities (but without prejudice to any allotment of Relevant Securities (as defined below) made or agreed to be made pursuant to such authorities), the Directors be and they are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to allot shares and grant rights to subscribe for, or convert any security into, shares of the Company (all of which transactions are hereafter referred to as an allotment of “Relevant Securities”) up to a maximum aggregate nominal amount of £77,369.72 (representing approximately 33% of the Company’s issued share capital).

The authority conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company or the close of business on 8 September 2024, whichever is earlier, save that the Company may, before such expiry, revocation or variation, make an offer or agreement which would or might require Relevant Securities to be allotted after such expiry and the Directors may allot Relevant Securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired or been revoked or varied.

The following special resolution (requiring at least three-quarters of the votes cast) was duly proposed and approved on a poll:

2. That, subject to and conditional upon the passing of Resolution 1 above, the Directors be given power in accordance with sections 570 and 573 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority conferred by Resolution 1 above and/or sell treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with an offer or issue of equity securities to or in favour of (a) holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings and (b) holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, the use of more than one currency for making payments in respect of such offer, treasury shares, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(ii) the allotment of equity securities for cash pursuant to the authority granted under Resolution 1 (otherwise than under paragraph (i) of this Resolution 2) up to a maximum aggregate nominal amount of £46,890.74, which represents approximately 20% of the Company’s issued share capital.

The power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company, or the close of business on 8 September 2024, whichever is earlier save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted or treasury shares to be sold after such expiry, revocation or variation and the Directors may allot equity securities and sell treasury shares pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Sections 570 and 573 of the Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.

The results are in line with the recommendations made by the Company’s board of directors.

The full text of each resolution passed at the General Meeting was set out in the Notice of General Meeting sent to shareholders on May 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By: /s/ James McCullough
James McCullough
Chief Executive Officer

Date: June 9, 2023